Filed by Courier Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Courier Corporation
Commission File No.: 1-34268

Talking Points for Plant Managers, Publishing Executives, Corporate Managers

Q&A for Employee Discussions

GENERAL

Who is Quad/Graphics and what do they do?

•                  Founded in 1971, Quad/Graphics is a leading global provider of print and multichannel solutions for consumer magazines, special interest publications, catalogs, retail inserts/circulars, direct mail, books, directories, and commercial and specialty products with nearly 70 print-production facilities on three continents.

•                  Quad/Graphics has approximately 25,000 employees and serves a diverse base of approximately 8,000 clients in 20 countries.

•                  Quad/Graphics is traded on the New York Stock Exchange (symbol QUAD). Its website is www.qg.com.

•                  Quad/Graphics is located in Sussex, Wisconsin, about 20 miles northwest of Milwaukee.

•                  Quad/Graphics has a family-oriented, values-based culture derived from core principles conceived by its late founder, Harry V. Quadracci. The company believes that its culture helps drive thoughtful decision-making, effective management and innovative solutions — including redefining print in a multichannel media landscape, and better positioning the company to prevail in today’s dynamic and competitive printing industry.

•                  Like Courier, Quad/Graphics invests in its employees in a variety of ways by providing technical, safety and continuous improvement training, and comprehensive health and wellness benefits.

Why is Quad/Graphics interested in acquiring Courier Corporation?

•                  Quad/Graphics recently announced a three-year strategy to transform its book platform, which will give publishers a full range of options to produce and deliver books on demand and includes investing in up to 20 HP T400/T410 high-speed four-color digital ink-jet presses. Five of the 20 ink-jet presses are scheduled to be installed this year.  The acquisition of Courier is part of that overall strategy.

•                  Courier has a reputation for superior quality and exceptional customer service within our industry and has been an innovator in every aspect of book production, from content management to printing, binding, distribution and integration with electronic media.

•                  The addition of Courier’s four-color offset, digital inkjet, end-to-end process management and integrated software solutions will enhance Quad/Graphics’ efforts to transform of the book industry.

What are the terms of the transaction?

•                  Courier Corporation and Quad/Graphics have jointly announced that they have signed a definitive agreement under which Quad/Graphics will pay Courier shareholders $20.50 per share, consisting of cash and shares of Quad/Graphics Class A common stock.

•                  The transaction, valued at approximately $260 million, is expected to close mid-year.

What changes will Quad/Graphics make?

•                  Although it is too early to talk about any specific changes, the acquisition of Courier is part of Quad/Graphics’ three-year strategy to transform its book platform and is making a number of investments to achieve that goal.

•                  After the merger closes, Jim Conway, Courier’s President, will join the Quad/Graphics leadership team as President of their Book Division.  Quad/Graphics book segment consists of $192 million in sales while Courier’s book segment has $259 million in sales.

•                  The transaction is subject to customary closing conditions including regulatory approvals and Courier Corporation shareholder approval. In the meantime, both companies are required to operate as separate entities.

•                  Right now, it must remain business as usual.

How can I learn more about Quad/Graphics?

•                  Quad/Graphics is a public company, so lots of information is available online at www.qg.com.

What can we expect to see between today and when the acquisition is complete?

•                  The first priority is to continue to deliver to our customers the quality, service, and value for which Courier Corporation is known. So, until all approvals have been obtained and the acquisition has been completed, it is business as usual for both companies. Remain focused.

•                  Until this acquisition is completed, we are still two separate companies, each responsible for serving customers independently.

•                  An integration planning team, comprising both Quad/Graphics and Courier personnel, will be working together to assure that we experience a smooth integration into Quad/Graphics once the transaction closes.

•                  Additional information will be shared throughout this process as it becomes available.

If there is a nearby Quad/Graphics facility, may we visit it?

•                  Until this transaction is completed, Courier Corporation and Quad/Graphics are two separate companies. You must not contact Quad/Graphics or any of their employees for any reason by telephone, email or otherwise.

CUSTOMERS

What should we tell our customers?

•                  You may tell customers that Quad/Graphics and Courier Corporation have signed a definitive agreement pursuant to which Quad/Graphics will acquire Courier. The transaction is subject to customary closing conditions and is not final until those conditions are met. It is expected to close mid-year. An announcement will be made when the acquisition has been completed, and more information will be available then about how we can continue and expand our relationship.

•                  Customers should continue to communicate with their existing contacts at Courier Corporation.

•                  Until the deal is completed, Courier Corporation and Quad/Graphics are two separate companies.  Joint sales calls, sales proposals, or other communications are not permitted. Both organizations will follow all regulatory guidelines during the transition.

NEXT STEPS

What should we do until the combination is complete and we become a part of Quad/Graphics?

•                  Right now it is business as usual at Courier Corporation, and we must all remain focused on delivering the quality, service, and value that our customers expect from us.

What about my employee benefits?

•                  Your Courier Corporation employee benefits remain in effect.

When will we have more information?

•                  Within the guidelines governing communications related to an acquisition, we will communicate developments and new information to you as it becomes available. Once the transaction is completed, we will issue a press release.

•                  Except as communicated to you by management, it is very important that you do not discuss the transaction with Quad/Graphics or any similar transaction with anyone, including persons outside the Company. If you receive any questions regarding this or any other similar transaction from outside the Company, you should ask them to contact Rajeev Balakrishna, Senior Vice President and General Counsel (978-251-6238), and notify him about such request immediately.

Who can I go to with my concerns?

•                  Please direct questions or concerns to your Plant Manager, Publishing Executive, or Corporate Manager.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Quad and Courier operate and beliefs of and assumptions made by Quad management and Courier management, involve uncertainties that could significantly affect the financial results of Quad or Courier or the combined company.  Words such as “aim,” “expect,” “anticipate,” “intend,” “plan,” “goal,” “believe,” “hope,” “seek,” “target,” “continue,” “estimate,” “will,” “may,” “would,” “could,” “should,” or variations of such words and similar expressions or the negative thereof are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements regarding the financial condition, results of operations and business of Quad and Courier and the combined businesses of Quad and Courier and certain plans and objectives of Quad and Courier with respect thereto, including the expected benefits of the proposed transactions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii)

changes in financial markets and interest rates, (iii) increased or unanticipated competition, (iv) risks associated with acquisitions, (v) availability of financing and capital, (vi) risks associated with achieving expected revenue synergies or cost savings, (vii) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (viii) risks associated with the integration of Quad’s and Courier’s respective businesses, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Quad and Courier from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Quad nor Courier undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, Quad expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Courier that also constitutes a prospectus of Quad. Courier will mail the proxy statement/prospectus to its shareholders. Quad and Courier also plan to file other relevant documents with the SEC regarding the proposed transaction.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Quad and Courier with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by Quad with the SEC will be available free of charge on Quad’s website at www.qg.com or by contacting Quad Investor Relations at (414) 566-2464.  Copies of the documents filed by Courier with the SEC will be available free of charge on Courier’s website at www.courier.com or by contacting Courier Investor Relations at (978) 251-6136.

This communication is not a solicitation of a proxy from any investor or shareholder.  However, Courier and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Courier’s executive officers and directors in Courier’s annual report on Form 10-K filed on December 1, 2014 and its definitive proxy statement filed with the SEC on December 10, 2013.  Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Courier using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.